Paragon Square

Paragon Square offers a user-friendly platform for selling goods, services, vacation rentals, and real estate listings. Through a subscription model, it reduces transaction fees to as low as 0%. The platform features a three-way support chat system to facilitate seamless conflict resolution.


PARAGON
SQUARE

Invest

$99 minimum investment

DEADLINE: April 1, 2025

in 13 days

SHARE PRICE

$0.05

TOTAL RAISED ON NETCAPITAL

$100,401

TOTAL RAISED THIS ROUND

$100,401

VALUATION THIS ROUND

$650,005

Reg CF offering provided by Netcapital Funding Portal Inc.

INTRODUCTION


Next Generation Auction/E-commerce Platform
Welcome to the Perfect Marketplace

Paragon Square Inc. is developing a comprehensive e-commerce marketplace that plans to cater to both physical goods and services, aiming to offer a safer and more affordable alternative to existing platforms like eBay, Etsy, and Fiverr. **With a focus on reducing listing costs and improving user experience, Paragon Square leverages the founders' expertise in marketing, development, and finance.** The platform plans to not only support small business owners, resellers, service providers, and retail consumers but also aims to incorporate unique features such as unlimited listings and enhanced transaction security, including in-house escrow services in the future.

Additionally, Paragon Square plans to enter the real estate and vacation rental market, offering its own properties while providing a space for others to list their rental assets, with a focus on lower commissions and improved service. By using a tiered fee structure that takes a smaller cut than competitors (who charge 10-25%), Paragon Square seeks to disrupt the market with a focus on security, transparency, and fair pricing—making it an attractive option for users seeking better value and service.

SUCCESS TO DATE

- Paragon Square Inc. has achieved **over 28,000 sign ups** during our pre-sign up period during a 6 week period in May and June 2024.
- We had **over 600,000 unique visitors** during that time across 5 countries using just over $2,200 in facebook ads.
- We garnered a **4.6% retention rate** on interested parties to try our platform before we added a real estate vacation rentals segment.

PROBLEM

Currently, most service provider platforms charge commissions ranging from 10% to 25%, while goods resale platforms typically charge around 10-15%. **These high fees are not justified by the operating costs and client retention strategies involved.** Many platforms do not offer subscription options for frequent sellers to reduce overhead, and no platform provides a one-size-fits-all solution for both goods and services. In the U.S. alone, there are over 2.5 million home business service providers, compared to around 380,000 active sellers on web platforms like Fiverr and 4.2 million active buyers.



Services Commission
Comparisons
Percent of Commission
50
45
40
35
30
25
20
15
10
5
0
Fiverr
Freelancer
Upwork
Guru.com
Companies
Google

In contrast, the goods market features top-performing sites like eBay, which has over 18 million active sellers and 132 million active buyers. Ultimately, these commissions cut into small business earnings, and a web platform doesn't need high overhead to operate. Most of these fees exist primarily to benefit shareholders, as there is currently no more efficient system in place.



Goods comparisons
Highest Site Commissions
Percent of Commission
50
45
40
35
30
25
20
15
10
5
0
Ebay
Facebook Marketplace
ebid
Amazon
Companies
Google

All of these factors aside, businesses must account for multiple expenses that cut into their overhead. Listing a good or service on a platform should not take up 10% or more of a business's revenue, especially when credit card processing fees alone can reach up to 3%. Taxes also vary by location—U.S. taxes can range from 13% to roughly 21%. This doesn't account for any business loans, which can carry interest rates from 4.5% for SBA Prime loans to as high as 75% for unsecured loans, with most loans falling between 7% and 21%.

Running a business involves managing these costs while still maintaining a profit margin, not to mention marketing expenses, hiring employees, and application subscriptions that may be necessary.

While many platforms offer escalated customer support via phone or email, reaching a real person often requires navigating time-consuming or complicated procedures. Additionally, all of these platforms have lengthy waiting periods—sometimes two weeks or more—before funds are available for withdrawal after a transaction is completed.

SOLUTION


How It Works
Easy 3 steps to win
Sign Up
No Credit Card Required
Bid
Bidding is free Only pay if you win
Win
Fun - Excitement - Great deals

Paragon Square Inc. offers a flexible commission structure designed to address the unique challenges small businesses face in the goods and services listing market.

With a tiered commission model, businesses have the option to choose a fee structure that aligns with their needs, helping to reduce financial barriers and better manage costs.

Transaction Amount	Commission
$5-$10	5%
$10-$15	4.9%
$15-$20	4.5%
$20-$30	4.2%
$30-$50	4.0%
$50-$75	3.9%
$75-$100	3.8%
$100-$150	3.0%
$150-$200	2.9%
$200-$250	2.8%
$250-$400	2.7%
$400-$500	2.5%
$500-$750	2.4%
$750-$1,000	2.3%
$1,000-$2,000	2.1%
$2,000+	2.0%

For sellers seeking even greater cost efficiency, Paragon Square has introduced a subscription-based model that can lower commissions to 0%. This provides a more predictable and affordable pricing option for businesses that prioritize minimizing transaction fees.

Package	Description	Price
VIP 1	Unlimited Listings	$5 per year
VIP 2	VIP 1 + 0% commissions	$20 per month or $100 per year

To further enhance the experience for both buyers and sellers, Paragon Square has implemented a 72-hour funds release policy. This security feature is designed to improve cash flow and reduce the waiting time typically associated with withdrawing funds, offering a more timely and transparent process.

Additionally, **Paragon Square has created a real-time, 3-way chat system aimed at providing an accessible and fair platform for dispute resolution.** This feature is designed to support mediation directly on the platform, ensuring that both buyers and sellers have a balanced experience. Paragon Square's terms of service are structured to be fair and impartial, offering a level playing field for all users.


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Our website

BUSINESS MODEL

Currently, www.paragonsquare.ai is in the final stages of development before our full platform launch, but we've already opened up sign-ups. Since launching sign-ups in May 2024, we've seen tremendous interest with over 28,000 registrations.

At its core, Paragon Square is a versatile B2B, B2C, and C2C bridge platform, designed to facilitate a seamless, cross-market ecosystem for goods, services, and rentals. Our goal is to provide a one-stop shop where businesses, consumers, and sellers can connect and transact efficiently, removing the barriers typically seen in traditional commerce platforms.

Paragon Square Inc.'s business model is built around a subscription-based listing system, offering multiple pricing tiers to meet the diverse needs of our users. At launch, we plan to introduce VIP 1 and VIP 2 subscription options, allowing businesses to select a plan that best aligns with their scale, transaction volume, and financial objectives. This model offers flexibility, reduces transaction costs, and provides greater control over listing fees, helping businesses maximize their profits.

Looking ahead, Paragon Square is also expanding into the real estate and vacation rental sectors. Our future platform for real estate and vacation rentals can mirror the same cost-effective, user-friendly approach that defines our current model. By offering tiered subscriptions and reduced commission rates, we aim to make listing and managing properties more accessible, affordable, and transparent for property owners, landlords, and vacation rental managers.

Whether you're a small business, an individual seller, or a property owner, Paragon Square is committed to delivering an innovative and fair platform designed to reduce costs, enhance user experience, and provide seamless interactions across various markets.

MARKET

Global Services And Goods Market Opportunity

The global services and online goods markets are both experiencing substantial growth, presenting a significant opportunity for platforms that can address the evolving needs of users. In recent years, services platforms like Fiverr and online marketplaces like eBay have seen impressive growth, despite facing challenges such as high commissions and less-than-ideal customer service. Fiverr, for instance, boasts 4.2 million active buyers and a 27.1% visitor-to-lead conversion rate, yet the platform's sizable commission fees and somewhat mediocre customer support leave room for improvement. Similarly, eBay, which reported 132 million active buyers globally in Q2 2024, generates substantial revenue through its vast listing of 2.1 billion items, but it remains largely focused on U.S. small businesses and lacks the flexibility many sellers need in international markets.



Services Global Market Report 2024
The Business Research Company
$23128.27 billion
CAGR 8.5%
$16707.5
8 billion
$15365.2
5 billio
2023
2024
2025
2026
2027
2028
Market Size (in billions of USD)

Services Market Size 2024 And Growth Rate

The services market size has grown strongly in recent years. It will grow from **$15365.25 billion in 2023 to $16707.58 billion in 2024 at a compound annual growth rate (CAGR) of 8.7%.** The growth in the historic period can be attributed to economic conditions, regulatory changes, demographic shifts, consumer preferences, urbanization, healthcare needs.

Services Market Growth Forecast

HIGHLIGHTS | MARKET DEFINITION | IN-SCOPE / OUT-OF-SCOPE | MARKET STRUCTURE | REPORTS | METHODOLOGY

VALUE ADDED (2024)
US$2.8tn

VALUE ADDED CHANGE (2024)
1.2%

- Value added in the Consumer Goods market is projected to amount to US$2.8tn in 2024.
  A compound annual growth rate of 1.19% is expected (CAGR 2024–2029).
- The value added per capita in the Consumer Goods market is projected to amount to US$360.6 in 2024.
- The value added margin in the Consumer Goods market is projected to amount to 24% in 2024.
- Output in the Consumer Goods market is projected to amount to US$11.5tn in 2024.
  A compound annual growth rate of 1.16% is expected (CAGR 2024–2029).
- The output per enterprise in the Consumer Goods market is projected to amount to US$5.3m in 2024.
- The manufacturing intensity in the Consumer Goods market is projected to amount to 11.9% in 2024.
- The number of enterprises in the Consumer Goods market is projected to amount to 2,164.00k in 2024.
  A compound annual growth rate of 1.93% is expected (CAGR 2024–2029).
- The enterprise density in the Consumer Goods market is projected to amount to 279 in 2024.
- The number of employees in the Consumer Goods market is projected to amount to 86.25m in 2024.
  A compound annual growth rate of 1.85% is expected (CAGR 2024–2029).
- The employment rate in the Consumer Goods market is projected to amount to 1.11% in 2024.
- The labor efficiency in the Consumer Goods market is projected to amount to US$133.1k in 2024.
- The labor productivity in the Consumer Goods market is projected to amount to US$32.4k in 2024.

Key regions: Australia, Spain, France, Germany, South Korea

VALUE ADDED | VALUE ADDED CHANGE



4
3
2
1
0
in trillion USD (US$)
2.5
2.5
2.5
2.6
2.7
2.7
2.8
2.8
2.9
2.9
2.9
3.0
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Total
Beverages
Electrical Equipment
Electronic Products & Components
Food
Furniture
Leather & Related Products
Media Products
Tobacco Products
Wearing Apparel

Notes: Data was converted from local currencies using average exchange rates of the respective year.

Most recent update: Jul 2024

Source: Statista Market Insights

These statistics reveal that there is a clear demand for platforms that offer flexibility, cost efficiency, and a comprehensive user experience across multiple sectors. The market is ripe for disruption by platforms that can provide lower fees, better customer service, and a more user-friendly experience for both buyers and sellers. This is where Paragon Square can fill a unique gap.

By combining the best features of existing platforms, we believe Paragon Square is strategically positioned to offer a more flexible, subscription-based model that reduces commission fees and enhances the user experience. For sellers, this means lower overhead costs and better financial control, especially with options that can scale based on their needs. For buyers, this translates to a wider range of services, from business services to vacation and real estate rentals, all in a seamless, easy-to-use environment.

Moreover, Paragon Square's approach goes beyond just offering low fees. The platform is designed to improve the overall transaction experience with features like a 72-hour funds release policy and a real-time, three-way dispute resolution chat system. These features not only add value for both buyers and sellers but also increase transparency and trust—critical factors in today's fast-paced digital economy.

As the online services and goods markets continue to expand, Paragon Square's flexible and transparent model is well-positioned to attract users who are seeking a platform that prioritizes ease of use, low-cost transactions, and a diverse range of services, from freelance work to property rentals. By listening to market needs and adapting to user preferences, Paragon Square can carve out a distinctive space in a growing, dynamic market, providing both investors and users with a platform that offers long-term value and potential.

Paragon Square's Intention in the Real Estate Vacation Rental Market

Paragon Square aims to disrupt the real estate and vacation rental market by offering a dual-purpose platform that both facilitates listings for others and showcases its own rental assets. The platform aims to be one of the first of its kind to enable property owners, managers, and real estate professionals to list vacation rentals, while also directly offering its own properties for rent. This hybrid approach gives Paragon Square a unique advantage: it can both generate revenue from its own listings and build a diverse, growing ecosystem by empowering other rental property owners to utilize the platform.

Two-Pronged Business Model: Platform and Property Ownership

1. *Property Listing Platform for Others:* Paragon Square aims to allow property owners—whether independent owners, property managers, or real estate investors—to list their vacation rentals on the platform, providing them with lower-cost options compared to competitors like Airbnb and Vrbo. With a subscription-based model, reduced commissions, and low flat-rate fees, Paragon Square aims to provide a more cost-effective alternative, allowing sellers to retain more of their rental income.
2. *Direct Ownership of Rental Assets:* In addition to being a listing platform, Paragon Square plans to also own and manage its own portfolio of vacation rental properties. These properties can be listed alongside others on the platform, providing a full-service experience for travelers while offering investors the opportunity to directly benefit from both rental income and the platform's success. This dual approach may help Paragon Square establish itself as a significant player in the vacation rental market by controlling both the supply and the distribution of listings.

Statistical Examination of the Vacation Rental Market

The global vacation rental market has seen significant growth over the past decade and is projected to continue expanding in the coming years. According to Allied Market Research, the global vacation rental market was valued at $87.09 billion in 2021 and is expected to reach $213.99 billion by 2031, growing at a 9.2% compound annual growth rate (CAGR). This growth is driven by increasing demand for short-term vacation homes, particularly as travelers seek alternatives to traditional hotels, and the rising popularity of platforms that offer unique, personalized stays.


U.S. Vacation Rental Market
Size, by Accommodation Type, 2020 - 2030 (USD Billion)
GRAND VIEW RESEARCH
$16.3B
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Home
Resort/Condominium
Apartments
Others
2.9%
U.S. Market CAGR, 2024 - 2030
Source: www.grandviewresearch.com

Market Share and Position of Major Competitors

The vacation rental market is currently dominated by a few key players, each with their own share of the global market:

1. Airbnb:

- *Market Share:* Airbnb is the dominant player in the vacation rental market, holding a 47% market share for bookings in both North America and EMEA (Europe, the Middle East, and Africa) as of 2023.
- *Growth:* With over 4.2 million active buyers and millions of hosts globally, Airbnb continues to experience growth, with its revenue for Q3 2023 reaching $92.5 million, marking a 12.1% increase from the previous year. However, Airbnb faces challenges, including high commission rates (ranging from 14% to 20%) and customer service issues, particularly with dispute resolution and host support.
- *Revenue Model:* Airbnb generates revenue by charging both hosts and guests a service fee. The platform's high fees present an opportunity for competitors like Paragon Square to offer a more cost-effective solution for both hosts and guests.

2. Vrbo:

- *Market Share:* Vrbo, owned by Expedia Group, has a 27% market share in North America but has much lower penetration in other regions, with only 4% market share in EMEA. Vrbo primarily caters to families and groups, offering larger, whole-home rentals as its core product.
- *Growth:* Vrbo has seen strong success, particularly in North America, but faces increasing competition from Airbnb, which has a stronger presence in EMEA.
- *Revenue Model:* Vrbo charges hosts a commission fee ranging from 5-12% and guests a service fee of 6-12%, contributing to significant overhead for property owners.

Opportunity for Paragon Square

The growth of the global vacation rental market presents an exciting opportunity for Paragon Square to carve out a unique niche by offering a platform that blends the flexibility of vacation rental listings with the ability to directly own and manage vacation properties.

1. *Cost-Effective Solutions:* Paragon Square offers property owners and real estate investors a more affordable alternative by combining low flat-rate fees with lower commission rates and a subscription-based listing model. With commission fees on major platforms like Airbnb and Vrbo reaching up to 20%, the potential savings from switching to Paragon Square could be significant, especially for high-volume property owners. This cost-effective approach allows users to reduce their operational costs while still accessing a wide-reaching marketplace for vacation rentals and real estate.
2. *Improved User Experience:* Paragon Square's approach of combining property ownership with the platform's listing service may help streamline the user experience. This dual model can also give Paragon Square greater control over the rental process, from listing to booking, ensuring a higher level of customer satisfaction and offering more consistent, higher-quality rentals.
3. *Market Positioning:* While Airbnb and Vrbo dominate the space, Paragon Square's unique model provides the opportunity to capture market share by focusing on affordability, flexibility, and superior customer service. As more travelers and property owners seek alternatives to the existing dominant platforms, Paragon Square can position itself as a compelling choice for both renters and owners, with the added benefit of owning and managing its own rental properties.

In conclusion, the vacation rental market is poised for continued growth, and Paragon Square is positioned to capitalize on that growth by offering a hybrid platform that both empowers other property owners and directly manages its own assets. With a focus on reducing commissions, improving user experience, and fostering greater control and flexibility, Paragon Square is well-placed to compete with industry giants like Airbnb, Vrbo, and Booking.com while offering a more cost-effective and user-centric alternative.

TEAM


USPA

Alexander M. Woods-Leo
CEO, Chairman



Adam J. Cooper
COO

Alexander M. Woods-Leo is the Founder & CEO of Paragon Square Inc., with over 15 years of experience in digital technology, more than 10 years in online marketing and branding, and over 10 years in manufacturing and tech operations. Mr. Woods-Leo has led both publicly traded and private companies, with a focus on exit strategies for private companies. He brings extensive experience across nearly 16 sectors and sub-sectors. His accolades include two patent awards, two published apps across three platforms, and two public company exits in the past 10 years.

Adam Cooper is a U.S. Air Force Combat Controller veteran with over 20 years of service and is currently a Senior Technical Manager for a secure communications company in the Department of Defense (DoD) space. He specializes in overseeing DevSecOps projects to enhance situational awareness and operational efficiency. With expertise in secure communications systems and a Master's in Applied Digital Technology focused on AI/ML, Cooper stays at the forefront of technological innovation. His leadership drives process optimization, client relationships, and successful project outcomes. Cooper's track record of advancing training and implementing cutting-edge solutions positions him as a key contributor to the defense sector's evolving needs.



Syed Asif Ali
CTO

Syed Asif Ali is the Chief Technology Officer of Paragon Square Inc. and the CEO of Developify Studios. Mr. Ali has over 10 years of software development experience, with a focus on project management and execution. His experience ranges from web development and complex server integrations to app and software development.

INVESTOR INVITATION

We are focused on empowering small businesses, entrepreneurs, and individuals by lowering the financial barriers typically associated with online platforms. Our flexible, subscription-based model reduces high commissions, allowing businesses to thrive without excessive fees. By giving users more control over their costs and creating a level playing field, we're not just building a platform—we're fostering a community of opportunity, transparency, and fairness.

Our vision extends beyond profitability. We aim to make commerce simpler and more accessible, especially for those who are often underserved by traditional business models. With our commitment to reducing fees, improving cash flow, and providing comprehensive support, we're focused on enhancing the user experience and helping businesses succeed.

You can be part of this journey by supporting a platform that values fairness and empowerment. You're not just backing a business—you're investing in a movement to transform how commerce works for small businesses, independent sellers, and property owners. As we expand into the real estate and vacation rental markets, you can have the chance to shape a growing platform that is making commerce more inclusive and cost-effective.

Paragon Square is more than a business—it's a tool for social and economic empowerment. By supporting our mission, investors can help build a more sustainable ecosystem for entrepreneurs and small businesses worldwide.

USE OF PROCEEDS

If the offering's maximum amount of $600,000 is raised:

Use	Value	% of Proceeds
Marketing and Branding	$400,000	66.7%
Administrative	$35,000	5.8%
New Employment/contracting	$100,600	16.8%
Accounting	$10,000	1.7%
Legal	$25,000	4.2%
Intermediary fees	$29,400	4.9%

TERMS

This number includes all funds raised by the Company in this round on Netcapital. This is an offering of Common Stock, under registration exemption 4(a)(6), in Paragon Square Inc.. This offering must reach its target of at least $10,000 by its offering deadline of April 1, 2025 at 11:59pm ET. If this offering does not reach its *target* by the offering deadline, then your money will be refunded.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

25,000,100 shares
× $0.05 per share

$1,250,005 implied valuation

FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

> Form C on January 15, 2025

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn
- Twitter
- Facebook

UPDATES

Mar 18, 2025	Paragon Square Inc. Subsidiary Paris Realty...
Mar 17, 2025	Paragon Square Inc. Management has decided to...
Mar 11, 2025	As part of the process to do an IPO on the...
Mar 8, 2025	Paragon Square Inc. Has entered into an...
Mar 8, 2025	Paragon Square Inc. subsidiary Paris Realty...
Mar 1, 2025	Paragon Square Inc. has added a custom offer...
Feb 17, 2025	Paragon Square Inc. is proud to announce it has...
Feb 17, 2025	Paragon Square Inc. has recently engaged a...
Feb 17, 2025	By Majority Shareholder approval and board...
Feb 17, 2025	Paragon Square Inc. is proud to announce its...
Feb 17, 2025	Paragon Square Inc. is proud to announce that...
Jan 20, 2025	Paragon Square Inc. Debt with Mark2media Group...
Jan 20, 2025	Announcing Initiating Public company exit...
Jan 18, 2025	For Interested business owners, service...
Jan 17, 2025	Paragon Square Inc's Platform integrated...
Jan 16, 2025	Recently On December 04, 2024 Paragon Square...
Jan 15, 2025	Great News! As Paragon Square Inc. is pushing...
Jan 15, 2025	Primary offering of 12,000,000 shares at $0.05
Jan 15, 2025	Filed Form C

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